March 25, 2013

VIA EDGAR

Houghton R. Hallock

U.S. Securities and Exchange Commission

Office of Chief Accountants

Mail Stop 0-25

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Trust—Goldman Sachs MLP Energy Infrastructure Fund

Dear Mr. Hallock:

This letter responds to comments you provided to Elise M. Dolan of Dechert LLP with respect to your review of Post-Effective Amendment No. 342 to the Trust’s Registration Statement on Form N-1A relating to the registration of Class A, C, Institutional, R and IR shares of the Goldman Sachs MLP Energy Infrastructure Fund (“the Fund”). We have reproduced your comments below, followed by our responses.

1.	Comment: Please provide more information, in the principal investment strategy discussion in the Fund’s Summary, about how the Fund selects particular MLP investments.

Response: The Fund will incorporate your comment.

2.	Comment: Please provide additional information, in the principal investment strategy discussion in the Fund’s Summary, about the types of MLPs in which the Fund may invest, and confirm in your response whether the Fund intends to focus on MLPs that are structured as limited partnerships and limited liability companies.

Response: The Fund will incorporate your comment. While the Fund intends to focus on MLPs that are structured as limited partnerships and limited liability companies, the Fund reserves the right to invest in any of the MLP and other investments described in its Registration Statement.

3.	Comment: Please clarify, in the principal investment strategy section in the Fund’s Summary, whether the Fund will invest only in listed MLP securities.

Response: The Fund will incorporate your comment.

March 25, 2013 Page 2

4.	Comment: Please include disclosure with respect to deferred tax expenses in the Fund’s fees and expenses table, and, to the extent possible, simplify the Fund’s disclosures regarding the tax accrual process.

Response: The Fund will incorporate your comment.

5.	Comment: Please re-label the “expense limitation” line item in the Fund’s fee table as “Fee waiver and/or expense limitation.”

Response: Instruction 3(e) to Item 3 of Form N-1A permits Funds to show the effect of any expense reimbursements or fee waiver arrangements that will reduce Fund operating expenses for at least one year from the date of the Fund’s registration statement, using “appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” (emphasis added). Because the Fund has an expense limitation, but no fee waiver, in place, it believes that “Expense limitation” is an appropriate caption as permitted under Item 3.

6.	Comment: Please confirm whether there are any recapture arrangements in place with respect to the Fund’s expense limitation, and, if so, incorporate appropriate disclosure relating to those arrangements.

Response: The Fund hereby confirms that there are no recapture arrangements in place with respect to its expense limitation.

Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.

Very truly yours,

Elise M. Dolan

cc: Robert Griffith, Vice President, Goldman Sachs Asset Management